

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

<u>**Via E-mail**</u>
James Cassidy
President
Whiffletree Acquisition Corporation
215 Apolena Avenue
Newport Beach, California 92662

      Re: Whiffletree Acquisition Corporation
              Form 10
              Amendment No. 1 filed August 1, 2012
              File No. 000-54724

Dear Mr. Cassidy:

      We have reviewed your response dated September 6, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 2 regarding Tiber Creek using a reporting company to take another company public and all solicitation by Tiber Creek is for clients who wish to go through that process. We also note your disclosure and response regarding the methods by which Tiber Creek solicits target companies and advertises its services. Given these methods, it continues to appear that when Tiber Creek solicits target companies to go public it is, in effect, offering the securities of the shell company to the target and its shareholders. Therefore, it also appears such offers and sales are inconsistent with exemptions from registration that prohibit general solicitation. Please expand your response accordingly.

2.   When you respond to this letter, please include the written acknowledgements that appear at the end of this. Ensure that such acknowledgements are signed by the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at 202-551-3778 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Assistant Director
Amanda Ravitz

cc: (via E-mail) Lee W. Cassidy